Exhibit 4.1

FERRO CORPORATION
and
THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
as Trustee
FIRST SUPPLEMENTAL INDENTURE
Dated as of August 19, 2008

          FIRST SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”), dated as of August 19, 2008, between FERRO CORPORATION, an Ohio corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., a national banking association, the successor-in-interest to Chase Manhattan Trust Company, National Association, as trustee (the “Trustee”), to the INDENTURE, dated as of March 25, 1998, between the Company and the Trustee (the “Indenture”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Indenture.
          WHEREAS, the Company desires to amend the Indenture as set forth herein;
          WHEREAS, Section 902 of the Indenture permits amendment of the Indenture in this respect by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the Outstanding Securities of each series affected by such amendment and subject to the other provisions of Article Nine of the Indenture;
          WHEREAS, the Company’s 9 1/8% Senior Notes due January 1, 2009 (the “Securities”), represent the only Outstanding Securities issued under the Indenture; and
          WHEREAS, the Company has commenced, pursuant to the Offer to Purchase and Consent Solicitation Statement of the Company, dated June 20, 2008, as the same may be further amended, supplemented, or modified from time to time (the “Offer to Purchase”), an offer to purchase all of the Outstanding Securities and a solicitation to obtain (a) the consent of the Holders of at least a majority in Outstanding principal amount of the Securities to the amendments to the Indenture set forth in Section 2 hereof and (b) the direction of the Holders of at least a majority in Outstanding principal amount of the Securities to the Trustee to execute and deliver this Supplemental Indenture (collectively, the “Consent”).
          NOW, THEREFORE, the parties hereto agree as follows:
     1. Company Representations and Warranties. The Company hereby represents and warrants to the Trustee that the Holders of at least a majority in principal amount of the Securities currently Outstanding have provided Consents, and that all other conditions precedent provided for in the Indenture, including without limitation, those contained in Article Nine of the Indenture, relating to the execution of this Supplemental Indenture have been complied with as of the date hereof.
     2. Amendments to the Indenture.
          a. The Indenture is hereby amended by (i) deleting the text of Sections 501(4), 501(5), 501(8), 801, 1004, 1005, 1006, 1007, 1008, 1009, 1304(2), 1304(5), and 1304(6) of the Indenture and replacing them with the words “Intentionally Omitted,” and (ii) deleting all references to such sections and clauses in their entirety, including without limitation all references, direct or indirect, thereto in Section 501, “Events of Default.”
          b. The Indenture is hereby amended by deleting those definitions from the Indenture for which all references to such definitions will be eliminated as a result of the provisions of Section 2(a) of this Supplemental Indenture.

     3. Miscellaneous.
          a. Ratification of Agreement. As supplemented by this Supplemental Indenture, the Indenture is in all respects ratified and confirmed and the Indenture, as so supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument. Except as provided for in this Supplemental Indenture, the Indenture shall remain in full force and effect. The Consent of the Holders of the Securities to this Supplemental Indenture shall not constitute an amendment or waiver of any provision of the Indenture except to the extent expressly set forth herein, and shall not be construed as a waiver or consent to any further or future action on the part of the Company.
          b. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.
          c. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of Ohio, but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.
          d. Effectiveness. This Supplemental Indenture and the amendments described in Section 2 hereof shall become effective only upon the occurrence of all of the following: (i) the receipt by the Trustee, on or prior to the date of this Supplemental Indenture, of (x) an Officers’ Certificate certifying that the Holders of at least a majority in principal amount of the Outstanding Securities have delivered their Consents (and not validly revoked such Consents) (the “Consenting Securities”), (y) an Opinion of Counsel in accordance with Section 903 of the Indenture, and (z) a Board Resolution authorizing the Company’s actions in entering into this Supplemental Indenture; (ii) the execution hereof by the Company and the Trustee; (iii) the Company’s acceptance of the Consenting Securities for payment pursuant to the Offer to Purchase on or promptly after August 19, 2008, unless extended by the Company as described in the Offer to Purchase; and (iv) the Company’s payment for all of the Consenting Securities validly delivered for cancellation and payment. If the Consenting Securities are not accepted for purchase by the Company for any reason or any of the other conditions to effectiveness contained in this Section 3(d) are not satisfied, then the Indenture and the Securities will remain in effect in their present form and this Supplemental Indenture shall be void and of no effect.
          e. Trustee. The Trustee accepts the trusts created by the Indenture, as amended and supplemented by this Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as amended and supplemented by this Supplemental Indenture. Without limiting the generality of the foregoing, the Trustee assumes no responsibility for the correctness of the recitals herein contained and the Offer to Purchase, which shall be taken as the statements of the Company, and the Trustee shall not be responsible or accountable in any way whatsoever for or with respect to the validity or execution or sufficiency of this Supplemental Indenture, and the Trustee makes no representation with respect thereto. All of the provisions contained in the Indenture in respect of the rights, privileges, immunities, powers, and duties of the Trustee shall be applicable in respect of the Supplemental Indenture as fully and with like force and effect as though fully set forth in full herein.

          f. Indemnification of Trustee. The Company agrees to indemnify and hold harmless the Trustee from and against any and all claims, demands, causes of action, losses, damages, liabilities, costs and expenses (including, without limitation, attorneys’ fees and court costs) at any time asserted against or incurred by the Trustee by reason of, arising out of or in connection with the execution of this Supplemental Indenture incurred without negligence or bad faith on its part.
          g. Trust Indenture Act Controls. If any provision of this Supplemental Indenture limits, qualifies, or conflicts with the duties imposed by Section 318(c) of the Trust Indenture Act, the imposed duties control.

[signature page follows]

     IN WITNESS WHEREOF, each of the undersigned has caused this Supplemental Indenture to be duly executed as of the date first above written.

FERRO CORPORATION
By:	/s/ Sallie B. Bailey
	Name:	Sallie B. Bailey
	Title:	Vice President and Chief Financial Officer

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee
By:	/s/ Lawrence M. Kusch
	Name:	Lawrence M. Kusch
	Title:	Assistant Vice President

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